Exhibit 99.5

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

4 September 2003

Notification was received on 3 September 2003, from Deutsche Bank AG and its subsidiaries, notifying their interest in 25,657,525 shares in United Utilities PLC amounting to 4.60% of the issued share capital.

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Contact for queries: Paul Davies      01925 237051

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.